UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 30, 2012

Barclays PLC and

Barclays Bank PLC

(Names of Registrants)

1 Churchill Place

London E14 5HP

England

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NO. 333-169119) AND FORM S-8 (NOS. 333-112796, 333-112797, 333-149301 AND 333-149302) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENTS ON FORM F-3 (333-173886) AND FORM S-8 (NO. 333-153723, 333-167232, 333-173899 AND 333-183110) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

On August 30, 2012, Barclays PLC and Barclays Bank PLC (“Barclays”) announced that Antony Jenkins has been appointed as a Director and as Group Chief Executive of Barclays with immediate effect. Mr Jenkins currently leads Barclays Retail and Business Banking (“RBB”) business. He has been a member of the Group Executive Committee of Barclays since 2009. His role as CEO for RBB includes responsibility for retail banking in Barclays Africa and Absa and he also represents Barclays as a non-executive Director on the Board of Absa Group Limited and Absa Bank Limited.

On August 29, 2012, Barclays confirmed that the Serious Fraud Office has commenced an investigation into payments under certain commercial agreements between Barclays and Qatar Holding LLC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: August 30, 2012	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves Title: Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: August 30, 2012	By: /s/ Patrick Gonsalves
Name: Patrick Gonsalves Title: Joint Secretary